Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS	November 9, 2022

The Management’s Discussion and Analysis (“MD&A”) for Enerflex Ltd. (“Enerflex” or “Company” or “we” or “our”) should be read in conjunction with the unaudited interim condensed consolidated financial statements (the “Financial Statements”) for the three and nine months ended September 30, 2022 and 2021, the Company’s amended and restated 2021 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2021, and the cautionary statement regarding forward-looking information in the “Forward-Looking Statements” section of this MD&A.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in Canadian dollars unless otherwise stated.

The MD&A focuses on information and key statistics from the Financial Statements and considers known risks and uncertainties relating to the oil and gas services sector. This discussion should not be considered exhaustive, as it excludes potential future changes that may occur in general economic, political, and environmental conditions. Additionally, other elements may or may not occur which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the AIF and Management Information Circular, which are available under Enerflex’s SEDAR profile at www.sedar.com.

FINANCIAL OVERVIEW

($ Canadian thousands, except percentages and horsepower)	2022	Three months ended September 30, 2021[1]	2022	Nine months ended September 30, 2021[1]
Revenue	$392,813	$231,097	$1,087,959	$638,809
Gross margin	78,670	50,314	195,902	146,892
Selling and administrative expenses (“SG&A”)	55,102	40,713	145,252	112,525

Operating income	23,568	9,601	50,650	34,367
Earnings before finance costs and income taxes (“EBIT”)[2]	(24,070)	9,963	3,937	34,542
Net earnings (loss)	$(32,808)	$6,958	$(19,825)	$14,252

Key Financial Performance Indicators[3]
Engineered Systems bookings	$347,630	$191,084	$897,810	$444,321
Engineered Systems backlog	883,698	375,430	883,698	375,430
Gross margin as a percentage of revenue	20.0%	21.8%	18.0%	23.0%
EBIT as a percentage of revenue	(6.1)%	4.3%	0.4%	5.4%
Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	$(2,375)	$31,956	$69,580	$98,996
Adjusted EBITDA	52,507	32,801	136,111	98,556
Return on capital employed (“ROCE”)[4]	1.6%	4.0%	1.6%	4.0%
Rental horsepower	816,554	785,627	816,554	785,627

[1]	Certain prior period amounts have been reclassified between cost of goods sold (“COGS”) and SG&A. Please refer to Note 1(b) of the Financial Statements for additional details.
[2]	EBIT includes a $48.0 million goodwill impairment for the three- and nine-months ending September 30, 2022 (September 30, 2021 – nil).
[3]	These key financial performance indicators are non-IFRS measures. Further detail is provided in the Non-IFRS Measures section of this MD&A.
[4]	Determined by using the trailing 12-month period.

Suite 904, 1331 Macleod Trail SW, Calgary, AB T2G 0K3 Canada | Telephone +1 403 387 6377 | Toll Free +1 800 242 3178	www.enerflex.com

THIRD-QUARTER 2022 OVERVIEW

For the three months ended September 30, 2022:

•

On October 13, 2022, the Company completed its previously announced acquisition (the “Transaction”) of Exterran Corporation (“Exterran”). The combined entity will continue to operate as Enerflex Ltd. and is a premier integrated global provider of energy infrastructure and energy transition solutions. Pursuant to the agreement and plan of merger among Enerflex, Enerflex US Holdings Inc., a wholly-owned subsidiary of Enerflex, and Exterran, Enerflex acquired Exterran by issuing 1.021 common shares of Enerflex for each share of Exterran common stock held. The total share value of the Transaction was $213.9 million. The Company is currently assessing the fair values of identifiable assets and assumed liabilities, and the preliminary purchase price allocation will be determined and disclosed as part of the Company’s reported results for the three months and year ended December 31, 2022.

•

On October 12, 2022, Enerflex successfully closed its previously announced private offering (the “Offering”) of $625 million USD aggregate principal amount of 9.00 percent senior secured notes due 2027 (the “Notes”). Upon closing of the Transaction, Enerflex used the net proceeds of approximately $578 million USD of the Offering, together with its $150 million USD three-year secured term loan facility, an initial draw under its $700 million USD three-year secured revolving credit facility (the “Revolving Credit Facility”), and cash on hand, to fully repay the existing Enerflex and Exterran notes and revolving credit facilities and put in place a new debt capital structure. The balance of the Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes and will provide liquidity for Enerflex.

•

The Company recognized a $48.0 million goodwill impairment in the Canada segment. This non-cash impairment was largely driven by movements in interest rates, and slightly compounded by a more drawn-out recovery in the region.

•

Engineered Systems bookings totaled $347.6 million, up significantly from $191.1 million in the same period of 2021, reflecting the increased activity in the Company’s manufacturing business, particularly our process and compression packages in the USA. Movement in foreign exchange rates resulted in an increase of $42.5 million on foreign currency denominated backlog during the third quarter of 2022.

•

Engineered Systems backlog at September 30, 2022 was $883.7 million compared to the backlog of $557.5 million at December 31, 2021. This $326.2 million increase is due to the strength of the Engineered Systems bookings during the first nine months of the year, which has outpaced the revenue recognized in the period. Including legacy Exterran’s product sales backlog, the combined pro forma backlog was approximately $1.5 billion at September 30, 2022.

•

The Company recorded revenue of $392.8 million in the current quarter compared to $231.1 million in the comparable period. This increase is mainly due to a stronger opening backlog leading to improved Engineered Systems revenues, an increase in Service activities from improved parts sales and customer maintenance activities, and higher Energy Infrastructure revenue, primarily from higher rental utilizations in the USA, and non-recurring rental equipment sales of approximately $11 million, also in the USA.

•

Gross margin was $78.7 million and 20.0 percent for the third quarter of 2022 compared to $50.3 million and 21.8 percent for the comparable period. The higher gross margin is primarily due to the increased volume of work; however, the Company reported a lower gross margin percentage due to a shift in the product mix, and government grants received in the prior year that the Company is no longer eligible for.

•

SG&A of $55.1 million in the third quarter of 2022 were up from $40.7 million in the same period last year, primarily due to higher total compensation, Transaction-related costs, and reduced cost recoveries from government subsidies. These increases are partially offset by lower share-based compensation.

•

Operating income of $23.6 million was higher than the prior period operating income of $9.6 million, primarily due to the increased gross margin from higher revenue, which was partially offset by higher SG&A in the third quarter of 2022.

•

The Company invested $26.6 million in rental assets; the majority of which was directed at the organic expansion of the USA contract compression fleet. The Company also invested $19.1 million for the construction of a natural gas infrastructure asset that was awarded in the fourth quarter of 2021 and will be accounted for as a finance lease. At September 30, 2022, the USA contract compression fleet totaled approximately 392,000 horsepower and its average fleet utilization was a record 95 percent for the quarter.

•	At September 30, 2022, the Company’s bank-adjusted net debt to EBITDA ratio was 1.03:1, compared to a maximum ratio of 3:1. This leverage ratio excludes the non-recourse debt.

•

Subsequent to September 30, 2022, Enerflex declared a quarterly dividend of $0.025 per share, payable on January 12, 2023, to shareholders of record on November 24, 2022. The Board of Directors (the “Board”) will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions and the general needs of the business.

2	Enerflex Ltd. | 2022 Quarterly Report

For the nine months ended September 30, 2022:

•

Engineered Systems bookings totaled $897.8 million, up significantly from $444.3 million in the same period last year, reflecting the increased activity in Enerflex’s manufacturing business. Movement in foreign exchange rates resulted in an increase of $51.8 million on foreign currency denominated backlog during the first nine months of 2022.

•

Enerflex generated revenue of $1,088.0 million compared to $638.8 million in the prior year. Higher revenue generated in 2022 is the result of a third straight quarter of strong activity for the Company, combined with a higher opening backlog, a considerable increase in Service activities from improved parts sales and customer maintenance activities, and higher rental utilizations in the USA.

•

Gross margin was $195.9 million and 18.0 percent compared to $146.9 million and 23.0 percent in the comparative period. This increase to gross margin is primarily due to the increased volume of work. However, the Company reported a lower gross margin percent due to a shift in the product mix, government grants received in the prior year that the Company is no longer eligible for, and warranty recoveries recognized in the second quarter of 2021 that did not repeat in 2022.

•

SG&A of $145.3 million increased from $112.5 million in the same period last year due to higher total compensation, Transaction-related costs, and reduced cost recoveries from government subsidies. These increases are partially offset by lower share-based compensation.

ADJUSTED EBITDA

The Company’s results include items that are unique and items that Management and users of the financial statements adjust for when evaluating the Company’s results. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA as determined under IFRS. Adjusted EBITDA may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a replacement for measures prepared as determined under IFRS.

The items that have historically been adjusted for presentation purposes relate generally to five categories: 1) impairment or gains on idle facilities (not including rental asset impairments); 2) severance costs associated with restructuring activities and cost reduction activities undertaken in response to the COVID-19 pandemic; 3) grants received from Federal governments in response to the COVID-19 pandemic; 4) transaction costs related to mergers and acquisitions activity; and 5) share-based compensation. Enerflex has presented the impact of share-based compensation as it is an item that can fluctuate significantly with share price changes during a period based on external factors that are not specific to the long-term performance of the Company. Please note, the current quarter also includes an addback for impairment of goodwill, which is a unique, non-recurring and non-cash transaction during the three- and nine-months ended September 30, 2022, which is not indicative of the ongoing normal operations of the Company. The addback is consistent with how the Company has historically treated impairment of goodwill.

Management’s Discussion and Analysis | 2022 Quarterly Report	3

Management believes that identification of these items allows for a better understanding of the underlying operations of the Company based on the current assets and structure.

				Three months ended September 30, 2022
($ Canadian thousands)	Total	USA	ROW	Canada
EBIT	$(24,070)	$16,677	$9,301	$(50,048)
Transaction costs	3,785	2,485	705	595
Share-based compensation	3,097	1,215	1,281	601
Depreciation and amortization	21,695	11,855	7,966	1,874
Impairment of goodwill	48,000	—	—	48,000

Adjusted EBITDA	$52,507	$32,232	$19,253	$1,022

				Three months ended September 30, 2021
($ Canadian thousands)	Total	USA	ROW	Canada
EBIT	$9,963	$(637)	$11,085	$(485)
Government grants in COGS and SG&A	(3,891)	(262)	—	(3,629)
Share-based compensation	4,736	1,650	1,973	1,113
Depreciation and amortization	21,993	10,756	9,342	1,895

Adjusted EBITDA	$32,801	$11,507	$22,400	$(1,106)

				Nine months ended September 30, 2022
($ Canadian thousands)	Total	USA	ROW	Canada
EBIT	$3,937	$31,066	$26,800	$(53,929)
Transaction costs	14,052	7,577	3,856	2,619
Share-based compensation	4,479	1,983	1,654	842
Depreciation and amortization	65,643	35,077	24,881	5,685
Impairment of goodwill	48,000	—	—	48,000

Adjusted EBITDA	$136,111	$75,703	$57,191	$3,217

				Nine months ended September 30, 2021
($ Canadian thousands)	Total	USA	ROW	Canada
EBIT	$34,542	$4,609	$25,198	$4,735
Severance costs in COGS and SG&A	749	112	202	435
Government grants in COGS and SG&A	(14,350)	(1,645)	—	(12,705)
Share-based compensation	13,161	5,388	5,197	2,576
Depreciation and amortization	64,454	31,306	27,413	5,735

Adjusted EBITDA	$98,556	$39,770	$58,010	$776

In addition to the above, the Company has provided further details regarding the impact of finance leases on its operating income. Leases in which the Company is a lessor are assessed upon commencement and are classified as either an operating or finance lease. A finance lease exists when the terms of the lease transfers substantially all the risks and rewards incidental to ownership of the underlying leased asset to the lessee. In substance, a finance lease is considered an upfront sale with a financing component attached. Upon commencement, an upfront gain is recognized equal to the fair value of the equipment, or if lower, the present value of the minimum lease payments at a market rate of interest. Subsequent to this initial recognition, financing income is recognized reflecting a constant rate of return on the outstanding lease receivable from the end customer.

4	Enerflex Ltd. | 2022 Quarterly Report

Management has isolated these details, so that users of the Financial Statements can better analyze the non-recurring and non-cash upfront profit recognized upon the commencement of a finance lease, the impact of the non-cash interest income earned, and the total cash payment received. Isolating these three components gives users a better sense of the Company’s continuing cash generating capabilities. These details can be found in the table below and within Note 6 of the Financial Statements.

		Three months ended September 30,		Nine months ended September 30,
($ Canadian thousands)	2022	2021	2022	2021
Impact of finance leases:
Upfront gain recognized	—	—	(6,556)	—
Interest income earned	(2,972)	(1,124)	(8,844)	(3,406)
Total cash payments received	5,260	1,297	16,747	3,847

Total impact of finance leases	$2,288	$173	$1,347	$441

Please refer to the section “Segmented Results” for additional information about results by geographic location.

ENGINEERED SYSTEMS BOOKINGS AND BACKLOG

Enerflex monitors its Engineered Systems bookings and backlog as indicators of future revenue generation and business activity levels. Bookings are recorded in the period when a firm commitment or order is received from customers. Bookings increase backlog in the period they are received, while revenue recognized on Engineered Systems products decreases backlog in the period the revenue is recognized.

The following tables set forth the Engineered Systems bookings and backlog by reporting segment:

		Three months ended September 30,		Nine months ended September 30,
($ Canadian thousands)	2022	2021	2022	2021
Engineered Systems Bookings
USA	$292,004	$126,220	$698,302	$290,365
Rest of World	14,578	9,743	37,122	50,609
Canada	41,048	55,121	162,386	103,347

Total bookings	$347,630	$191,084	$897,810	$444,321

	September 30,	December 31,
($ Canadian thousands)	2022	2021
Engineered Systems Backlog
USA	$628,247	$262,937
Rest of World	119,678	179,655
Canada	135,773	114,957

Total backlog	$883,698	$557,549

Enerflex’s Engineered Systems bookings improved during the third quarter of 2022 compared to the third quarter of 2021 due to the Company’s ability to secure a higher volume of projects.

Despite Enerflex’s customers continuing to demonstrate capital discipline, ongoing commodity price volatility, and the increased likelihood of a global economic slowdown, the global demand for natural gas remains robust, and Enerflex is positioned to expand its Engineered Systems business by serving growing natural gas markets in the Company’s key operating regions.

Management’s Discussion and Analysis | 2022 Quarterly Report	5

The Engineered Systems backlog of $883.7 million at September 30, 2022 has grown from December 31, 2021 due to bookings outpacing revenue recognized in the period, and favourable foreign exchange impacts. The change in exchange rates resulted in increases in foreign currency-denominated backlog of $42.5 million and $51.8 million during the three and nine months ended September 30, 2022, compared to increases of $6.9 million and $4.8 million in the same periods of 2021.

This continued momentum in our Engineered Systems business, particularly in the USA segment, resulted in the Company’s largest quarterly booking since 2018. Including Exterran’s product sales backlog, the combined pro forma backlog was approximately $1.5 billion at September 30, 2022.

SEGMENTED RESULTS

Enerflex has three reportable operating segments: USA, ROW and Canada, each supported by the Corporate function. Corporate overheads are allocated to the operating segments based on revenue. In assessing its operating segments, the Company considered economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used.

The following summary describes the operations of each of the Company’s reportable segments:

•

USA generates revenue from engineering, designing, and manufacturing modular natural gas compression, processing, cryogenic, and electric power equipment, in addition to generating revenue from mechanical services, parts, and maintenance solutions, and contract compression rentals;

•

ROW generates revenue from the installation of large-scale compression and process equipment, after-market services, including parts distribution, operations, maintenance, and overhaul services, and rentals of compression and processing equipment. The ROW segment has been successful in securing Build-Own-Operate-Maintain (“BOOM”) and other infrastructure leases of varying size and scope; and

•

Canada generates revenue from manufacturing natural gas compression, processing, and electric power equipment, as well as providing after-market mechanical service, parts, and compression and power generation rentals.

6	Enerflex Ltd. | 2022 Quarterly Report

USA SEGMENT RESULTS

		Three months ended		Nine months ended
		September 30,		September 30,
($ Canadian thousands)	2022	2021	2022	2021
Engineered Systems bookings	$292,004	$126,220	$698,302	$290,365
Engineered Systems backlog	628,247	243,871	628,247	243,871

Segment revenue	$248,220	$118,429	$657,062	$324,148
Intersegment revenue	(6,404)	(2,732)	(70,428)	(20,846)

Revenue	$241,816	$115,697	$586,634	$303,302

Revenue – Engineered Systems	$142,687	$49,334	$332,992	$123,272
Revenue – Service	$56,002	$40,993	$151,356	$108,302
Revenue – Energy Infrastructure	$43,127	$25,370	$102,286	$71,728
Operating income (loss)	$16,677	$(637)	$31,066	$4,601
EBIT	$16,677	$(637)	$31,066	$4,609
EBITDA	$28,532	$10,119	$66,143	$35,915
USA revenue as a % of consolidated revenue	61.6%	50.1%	53.9%	47.5%
Operating income (loss) as a % of revenue	6.9%	(0.6)%	5.3%	1.5%
EBIT as a % of revenue	6.9%	(0.6)%	5.3%	1.5%
EBITDA as a % of revenue	11.8%	8.7%	11.3%	11.8%

USA recorded Engineered Systems bookings of $292.0 million in the third quarter of 2022, which is a healthy increase of $165.8 million compared to the same period in the prior year. The Company booked a significant number of projects as a result of improved activity levels in the oil and natural gas industry. With activity levels and demand for our products improving, the Company is seeing an increase in sold margins.

Revenue increased by $126.1 million and $283.3 million during the three and nine months ended September 30, 2022 compared to the same periods last year. This increase is primarily due to higher Engineered Systems revenue on improved activity levels and stronger opening backlog, higher Service revenues on strong parts sales and volume of work, and higher Energy Infrastructure revenue from improved contract compression utilizations, a larger fleet and improved pricing, and a non-recurring rental equipment sale of approximately $11 million during the third quarter of 2022. Gross margin increased during the three and nine months ended September 30, 2022 compared to last year, which is attributable to the increased activity and higher revenues generated by all product lines.

SG&A was higher during the three and nine months ended September 30, 2022 compared to the same periods last year as a result of increased total compensation associated with a higher headcount, higher profit share, and allocated Transaction-related costs, partially offset by lower share-based compensation.

Operating income was higher during the three and nine months ended September 30, 2022 when compared to the same periods in 2021 due to significantly improved revenue generated by all three product lines, partially offset by an unfavourable movement in SG&A. To date, the Company has been able to mitigate supply chain challenges and inflationary pressures by proactively working with customers and vendors where possible, including activating certain contract clauses to increase our cost recoveries and reviewing rates and pricing practices to better align with the market.

At September 30, 2022, the USA contract compression fleet totaled approximately 392,000 horsepower, compared to approximately 400,000 horsepower at December 31, 2021. The average utilization of the USA contract compression fleet for the three months and nine months ended September 30, 2022 was 95 percent and 93 percent, compared to 88 percent and 85 percent in the comparative periods in 2021.

Management’s Discussion and Analysis | 2022 Quarterly Report	7

REST OF WORLD SEGMENT RESULTS

		Three months ended		Nine months ended
		September 30,		September 30,
($ Canadian thousands)	2022	2021	2022	2021
Engineered Systems bookings	$14,578	$9,743	$37,122	$50,609
Engineered Systems backlog	119,678	52,238	119,678	52,238

Segment revenue	$85,370	$74,881	$298,889	$210,827
Intersegment revenue	(175)	(49)	(364)	(89)

Revenue	$85,195	$74,832	$298,525	$210,738

Revenue – Engineered Systems	$12,997	$2,463	$97,099	$14,547
Revenue – Service	$33,594	$30,767	$88,489	$81,346
Revenue – Energy Infrastructure	$38,604	$41,602	$112,937	$114,845
Operating income	$9,301	$11,086	$26,800	$25,169
EBIT	$9,301	$11,085	$26,800	$25,198
EBITDA	$17,267	$20,427	$51,681	$52,611
ROW revenue as a % of consolidated revenue	21.7%	32.4%	27.4%	33.0%
Operating income as a % of revenue	10.9%	14.8%	9.0%	11.9%
EBIT as a % of revenue	10.9%	14.8%	9.0%	12.0%
EBITDA as a % of revenue	20.3%	27.3%	17.3%	25.0%

Engineered Systems bookings were higher in the third quarter of 2022 compared to the same period of 2021 by $4.8 million which is primarily the result of favourable foreign exchange. Bookings for the first nine months of 2022 were lower than the same period of 2021 due to the booking of a 10-year natural gas infrastructure contract in the comparative period. Engineered Systems bookings in the ROW segment are typically larger in nature and scope and as a result are less frequent.

During the three and nine months ended September 30, 2022, ROW revenues increased by $10.4 million and $87.8 million when compared to the same periods last year. This is driven by a higher opening backlog in the current year related to manufacturing of finance lease assets. Service revenues have improved in the region, primarily due to improved parts sales. Energy Infrastructure revenues decreased slightly during the three and nine months ended September 30, 2022 as a result of a previous BOOM contract that was converted to a finance lease. Gross margin in the third quarter of 2022 declined slightly when compared to last year, due to reduced gross margin percentage from an increase in under-recovered overhead costs, partially offset by increased revenues. Gross margin increased in the first nine months of 2022 compared to the same period last year on higher overall revenues, partially offset by availability bonuses in 2021 that did not repeat, as well as the impact of supply chain disruptions and inflation.

SG&A increased during the three and nine months ended September 30, 2022 compared to the same periods last year, primarily due to the segment’s allocated share of Transaction-related costs, and increased total compensation expense, partially offset by lower share-based compensation.

Operating income decreased by $1.8 million in the third quarter of 2022 compared to the same period in 2021 due to lower gross margins and slightly higher SG&A. Operating income increased by $1.6 million in the first nine months of 2022 on higher gross margin, partially offset by availability bonuses in 2021 that did not repeat, and higher SG&A.

8	Enerflex Ltd. | 2022 Quarterly Report

CANADA SEGMENT RESULTS

		Three months ended		Nine months ended
		September 30,		September 30,
($ Canadian thousands)	2022	2021	2022	2021
Engineered Systems bookings	$41,048	$55,121	$162,386	$103,347
Engineered Systems backlog	135,773	79,321	135,773	79,321

Segment revenue	$67,526	$40,851	$207,855	$131,608
Intersegment revenue	(1,724)	(283)	(5,055)	(6,839)

Revenue	$65,802	$40,568	$202,800	$124,769

Revenue – Engineered Systems	$45,200	$22,837	$141,570	$74,045
Revenue – Service	$19,513	$16,596	$58,289	$46,874
Revenue – Energy Infrastructure	$1,089	$1,135	$2,941	$3,850
Operating income (loss)	$(2,410)	$(848)	$(7,216)	$4,597
EBIT	$(50,048)	$(485)	$(53,929)	$4,735
EBITDA	$(48,174)	$1,410	$(48,244)	$10,470
Canada revenue as a % of consolidated revenue	16.8%	17.6%	18.6%	19.5%
Operating income (loss) as a % of revenue	(3.7)%	(2.1)%	(3.6)%	3.7%
EBIT as a % of revenue	(76.1)%	(1.2)%	(26.6)%	3.8%
EBITDA as a % of revenue	(73.2)%	3.5%	(23.8)%	8.4%

Bookings in the third quarter of 2022 decreased to $41.0 million compared to $55.1 million in the comparable period. Despite the decrease, Canada has recorded a number of compression and process bookings in the period and continues to secure orders for electric power generated equipment. Despite the slower recovery in Canada than in other regions, the Company is confident that robust commodity prices will translate into new bookings for the remainder of 2022 and the first half of 2023, and remains well positioned to capitalize on pending projects. Competition for bookings and pricing pressures for the Canadian region continue to remain high, which will continue to put pressure on margins on new bookings.

Revenue increased by $25.2 million and $78.0 million during the three and nine months ended September 30, 2022 compared to the same periods last year. This improvement is primarily due to higher Engineered Systems revenue based on the strength of higher opening backlog. Service revenues have increased due to higher customer maintenance activities and parts sales. Energy Infrastructure revenue decreased due to lower utilization of available rental units based on lower demand. Gross margins in the third quarter of 2022 were higher than the same period last year due to increased revenue but is offset by reduced government grants and lower gross margin percentage from an unfavourable shift in product mix. Gross margin was lower in the first nine months of 2022 compared to the same period last year, primarily driven by reduced government grants, continued pressure on project margins, and gross margin erosion from unanticipated cost overruns. The region continues to mitigate against supply chain challenges and cost escalations from inflation by proactively engaging with vendors and customers where possible by reviewing current contract agreements.

SG&A was higher in the third quarter of 2022 compared to the same period last year because of the segment’s allocated share of Transaction-related costs, reduced government grants, and higher profit share, partially offset by share-based compensation. SG&A was higher in the first nine months of 2022 compared to the same period last year as a result of the segment’s allocated share of transaction costs, reduced government grants, higher compensation and profit share expense, partially offset by lower share-based compensation.

The Canada segment recorded an operating loss of $2.4 million during the third quarter of 2022, compared to an operating loss of $0.8 million during the third quarter of 2021. The decrease in operating income is primarily due to higher SG&A, partially offset by higher gross margin. For the first nine months of 2022, the segment reported an operating loss of $7.2 million compared to operating income of $4.6 million in the same period of 2021. The decrease is primarily due to lower gross margins, reduced government grants and higher SG&A costs.

Management’s Discussion and Analysis | 2022 Quarterly Report	9

Canada recognized a $48.0 million goodwill impairment during the current quarter. The impairment was largely driven by movements in interest rates and compounded by a slightly more drawn-out recovery in the region. Please note there is potential for future impairments as interest rates continue to fluctuate, and as the Company gets more visibility regarding future cash flows.

GROSS MARGIN BY PRODUCT LINE

Each of Enerflex’s regional business segments has three main product lines: Engineered Systems, Service, and Energy Infrastructure. The Engineered Systems product line consists of the supply of equipment systems, typically involving engineering, design, manufacturing, construction, installation, and the start-up of equipment. The Service product line provides after-market services, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, and technical services. The Energy Infrastructure product line encompasses a fleet of natural gas compression, processing, and electric power equipment totalling over 816,000 horsepower available for rent or lease; generating revenue from rental and lease agreements, and the sale of rental equipment to customers. In addition to Enerflex’s rental fleet, the Company’s Energy Infrastructure product line provides customers with personnel, equipment, tools, materials, and supplies to meet their natural gas compression, processing, and electric power needs, as well as designing, sourcing, owning, installing, operating, servicing, repairing, and maintaining equipment owned by the Company necessary to provide these services, including providing operation and maintenance as part of a BOOM agreement.

Recurring revenue is comprised of revenue from the Service and Energy Infrastructure product lines, which are typically contracted and extend into the future. The Company aims to diversify and expand Service and Energy Infrastructure offerings, which the Company believes offer longer-term stability in earnings compared to Engineered Systems revenue, which historically have been dependent on cyclical demand for new compression, process, and electric power equipment. While individual Service and Energy Infrastructure contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

				Three months ended September 30, 2022
		Engineered		Energy
($ Canadian thousands)	Total	Systems	Service	Infrastructure
Revenue	$392,813	$200,884	$109,109	$82,820
Cost of goods sold:
Operating expenses	294,544	172,048	88,040	34,456
Depreciation and amortization	19,599	1,478	2,472	15,649

Gross margin	$78,670	$27,358	$18,597	$32,715

Gross margin %	20.0%	13.6%	17.0%	39.5%

				Three months ended September 30, 2021[1]
		Engineered		Energy
($ Canadian thousands)	Total	Systems	Service	Infrastructure
Revenue	$231,097	$74,634	$88,356	$68,107
Cost of goods sold:
Operating expenses	161,826	67,361	72,922	21,543
Depreciation and amortization	18,957	1,844	2,637	14,476

Gross margin	$50,314	$5,429	$12,797	$32,088

Gross margin %	21.8%	7.3%	14.5%	47.1%

10	Enerflex Ltd. | 2022 Quarterly Report

				Nine months ended September 30, 2022
		Engineered		Energy
($ Canadian thousands)	Total	Systems	Service	Infrastructure
Revenue	$1,087,959	$571,661	$298,134	$218,164
Cost of goods sold:
Operating expenses	834,494	502,346	245,421	86,727
Depreciation and amortization	57,563	5,005	7,524	45,034

Gross margin	$195,902	$64,310	$45,189	$86,403

Gross margin %	18.0%	11.2%	15.2%	39.6%

				Nine months ended September 30, 2021[1]
		Engineered		Energy
($ Canadian thousands)	Total	Systems	Service	Infrastructure
Revenue	$638,809	$211,864	$236,522	$190,423
Cost of goods sold:
Operating expenses	436,666	181,304	190,206	65,156
Depreciation and amortization	55,251	5,943	7,127	42,181

Gross margin	$146,892	$24,617	$39,189	$83,086

Gross margin %	23.0%	11.6%	16.6%	43.6%

[1]	Certain prior period amounts have been reclassified between COGS and SG&A. Please refer to Note 1(b) of the Financial Statements for additional details.

INCOME TAXES

Income tax expense totaled $4.2 million and $10.9 million for the three and nine months ended September 30, 2022, compared to an income tax recovery $1.7 million and an income tax expense of $5.6 million in the same periods of 2021. Income tax expense for 2022 was higher due to a higher taxable income driven by increased operating income. The increase is partially offset by the earnings taxed in foreign jurisdictions and exchange rate effects on tax basis driven by exchange rate fluctuations and Argentina’s hyperinflation. Please note, the Company does not recognize a deferred tax asset in Canada as it is unlikely that sufficient future taxable income will be available to utilize the losses or credits.

EXTERRAN TRANSACTION UPDATE

On January 24, 2022, the Company announced the proposed acquisition (the “Transaction”) of Exterran Corporation (“Exterran”), in which Enerflex would acquire Exterran by issuing 1.021 common shares of Enerflex in exchange for each share of Exterran common stock held. The Transaction was completed on October 13, 2022 and we continue to operate as Enerflex Ltd. The Company continues trading under the same ticker symbol on the TSX, and additionally, is now listed on the New York Stock Exchange (“NYSE”) trading under the symbol “EFXT”. The Company will remain headquartered in Calgary, Alberta, Canada.

The Transaction establishes a premier integrated global provider of energy infrastructure and energy transition solutions. With enhanced scale and capabilities, Enerflex is optimally positioned to serve customers in key natural gas, energy transition, and produced water markets, which will enhance long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation. The combined company expects to deliver annual run-rate cost savings and synergies of approximately $60 million USD within 12 to 18 months of Transaction close.

On October 12, 2022, Enerflex successfully closed its previously announced private offering (the “Offering”) of $625 million USD aggregate principal amount of 9.00 percent senior secured notes due 2027 (the “Notes”). Enerflex used the net proceeds of approximately $578 million USD of the Offering, together with its $150 million USD three-year secured term loan facility, an initial draw under its $700 million USD three-year secured revolving credit facility (the “Revolving Credit Facility”), and cash on hand, to fully repay the existing Enerflex and Exterran notes and revolving credit facilities and put in place a new debt capital structure. The balance of the

Management’s Discussion and Analysis | 2022 Quarterly Report	11

Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes and will provide significant liquidity for Enerflex. The Company will be subject to covenants under its new structure, all calculated on a rolling four-quarter basis:

•	Senior secured net funded debt to EBITDA ratio not to exceed 2.5:1 for each quarter end;

•	Net funded debt to EBITDA ratio not to exceed 4.5:1 at each quarter end up to September 30, 2023, where the ratio will be adjusted to a maximum of 4.0:1 for each quarter after September 30, 2023; and

•	Interest coverage ratio for each quarter end not to be less than 2.5:1

The Company will begin consolidating the operating results, cash flows and net assets of Exterran from October 13, 2022 onwards. Additionally, management is in the process of finalizing the operating and reporting segments for the Company and continues to evaluate how the segments may be presented in the future.

OUTLOOK

Commodity prices have strengthened significantly over the last year, given improved supply/demand fundamentals and a renewed focus on global energy security considering Russia’s invasion of Ukraine. As a result, the balance sheets and free-cash-flow positions of exploration and production (“E&P”) and midstream companies have improved considerably. Enerflex expects its customers in certain regions to increase their capital expenditure programs modestly, a trend reflected in the Company’s strong Engineered Systems bookings.

An “Energy Transition” towards less carbon-intensive energy sources is underway, presenting new opportunities for the Company to leverage its strength in providing modularized engineer-to-order process solutions. The Company is working with new and existing customers to advance projects that: decarbonize core operations, provide a path for electrification, capture carbon, build infrastructure for Renewable Natural Gas (“RNG”) and biofuels, and develop new hydrogen opportunities. Enerflex continues to expand its Energy Transition business, securing approximately $100 million of energy transition bookings during the third quarter of 2022. Once in operation, these carbon capture projects will collectively capture and permanently sequester over one million tonnes of carbon dioxide (“CO2”) per annum. The projects are included in the Company’s Engineered Systems bookings and backlog.

Enerflex has entered into an agreement with a customer to provide a modularized integrated carbon capture facility that will abate approximately 450,000 tonnes of CO2 per annum. With public policy increasingly supportive of investments required to decarbonize, Enerflex will continue to leverage its expertise in delivering modularized integrated process technology solutions to grow its energy transition business and support its customers on improving their emissions profiles while driving the global decarbonization agenda towards a sustainable future.

Enerflex is focused on providing a safe working environment for all employees, strengthening its financial position, and positioning the Company to capitalize on increased industry spending. Enerflex will prioritize reducing its debt and expects to lower its bank-adjusted net debt to EBITDA ratio to below 2.5 times within 12 to 18 months of closing the Transaction. Upon completion of three Energy Infrastructure investments and the cryogenic natural gas processing facility, Enerflex anticipates generating significant excess cash flow, which will be used to strengthen the Company’s financial position. Together with the cost savings and synergies expected to be captured from the Transaction, as well as a combined pro forma backlog of approximately $1.5 billion, Enerflex has de-risked its deleveraging plan following the Transaction’s closing. As of November 9, 2022, Enerflex’s net debt balance was approximately $1.36 billion.

Once its debt target has been met, the Company will evaluate increasing returns to shareholders and profitable growth opportunities while balancing the expected impacts of broader market factors against the projected increases in demand for natural gas. Enerflex will continue to assess the effects of these contributing factors and the corresponding impact on customer activity levels, which will drive the demand for the Company’s products and services in future periods.

12	Enerflex Ltd. | 2022 Quarterly Report

OUTLOOK BY SEGMENT

USA

Enerflex’s USA segment continues to experience strong demand for its products and services, with increased E&P activity driven by robust market fundamentals and elevated commodity prices. Recurring revenue generated by the Company’s Service and contract compression product lines is stable, and contract compression utilization rates are at historic levels. Enerflex is strategically positioned to experience strength across all product lines, despite expected ongoing volatility in commodity prices and the potential for a global economic slowdown.

Growth in Energy Transition initiatives is expected to provide further opportunities in the USA segment. Enerflex’s customers are adopting electric motor drive compression to eliminate their Scope 1 emissions from engine-driven compression. Additional carbon capture opportunities are supported through the federal government’s 45-Q tax incentive. Low-carbon fuel initiatives are also being adopted across the USA, which is expected to increase demand for modular equipment solutions like Enerflex’s.

Rest of World

In the ROW segment, the Company expects to continue generating strong recurring revenues in the Middle East and Latin America regions through its existing rental fleet and new large-scale, long-term energy infrastructure projects. The construction for the previously announced 10-year natural gas infrastructure contract is well underway, consisting of two projects in the Middle East. These investments are on track to become fully operational in late 2022. An Exterran BOOM produced water infrastructure project has commenced operations in early November 2022 on a four-year take-or-pay contract with a national oil company, and another Exterran BOOM produced water infrastructure facility is expected to be completed in the first half of 2023 on a 10-year take-or-pay contract with a joint venture between a national oil company and an international super-major oil and gas company.

The Company continues to observe the demand for large-scale, long-term rental assets and ITK projects in the Middle East. The Company is exploring new markets and opportunities within this region, focusing on projects that require products that Enerflex engineers and manufactures and generates long-term stable cash flows. An Exterran cryogenic natural gas processing facility is expected to be completed in 2023 and will be accounted for as a product sale.

In Latin America, many countries have indicated a renewed desire to develop crude oil and natural gas resources to support the rising need for reliable power. The Company is well-positioned to provide products and services throughout the region and has observed increased activity in key markets like Argentina, Bolivia, Brazil, Colombia, and Mexico.

In Australia, the demand for Enerflex service and maintenance support is robust given the strength of the region’s liquified natural gas (“LNG”) export market. Further, the downward pressure on production costs being felt by customers is increasing their desire to improve equipment reliability and efficiency, for which Enerflex is well-positioned to support.

Canada

Enerflex believes that a sustained increase in rig count and strengthened commodity process are positive indicators for elevated business activity in Canada, despite producers continuing to exhibit capital discipline and prioritizing returns to shareholders, over growing production. As a result, the Company is well-positioned to capitalize on natural gas liquids production growth within the Western Canadian Sedimentary Basin and has secured several orders for electric power generation equipment in 2022.

Performance from the Service product line was muted in early 2022; however, Enerflex has experienced an increase in activity that is expected to continue through the remainder of the year. The Company also continues to mitigate broad-based OEM supply chain challenges and inflationary pressures that have resulted in increased parts costs, late delivery of parts and components, and increased operating costs.

The Company continues to evaluate various Energy Transition opportunities in Canada. To date, discussions have centered around carbon capture and biofuels, both dependent on supporting government policies like the CCUS Investment Tax Credit. The federal and provincial governments are also evaluating hydrogen strategies which could present a growth market for Enerflex.

Management’s Discussion and Analysis | 2022 Quarterly Report	13

ENERFLEX STRATEGY

Enerflex’s vision of “Transforming Energy for a Sustainable Future” is supported by a long-term strategy founded upon the following key pillars: technical excellence in modular energy systems; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of its long-term strategy, and regular evaluation of its capital allocation priorities and decisions, Enerflex has managed a resilient business to create shareholder value over its 42-year history.

Enerflex leverages its strong presence in growing natural gas markets across the globe to offer vertically integrated energy infrastructure and energy transition solutions, delivering compression, processing, cryogenic, electric power, and produced water solutions, that span all phases of a project’s lifecycle, from front-end engineering and design to after-market service. The Company also participates in global decarbonization efforts, working closely with customers across the globe as they strive to reduce their emissions profiles. Enerflex has proven expertise in delivering practical solutions to enable the energy transition, including carbon capture utilization and storage, electrification, RNG, and hydrogen solutions.

To build an increasingly resilient and sustainable business, Enerflex is focused on growing gross margins generated from its Energy Infrastructure and Service product lines to stabilize its cash flows and reduce cyclicality in the business over the long term.

To support its overarching corporate strategy, Enerflex has developed region-specific strategies:

USA

In the USA segment, Enerflex provides natural gas solutions to support the development of the upstream resources and midstream infrastructure required to meet local demand and the demand from a growing LNG export industry.

•	Energy Infrastructure: Enerflex invests in the organic expansion of its contract compression fleet by engineering, designing, building, and renting out contract compression units.

•	Service: Enerflex focuses on servicing a large installed base of compression solutions in a cost-effective manner.

•	Engineered Systems: Enerflex engineers, designs, and manufactures modularized compression, processing, cryogenic, electric power, and carbon capture solutions.

Rest of World

In the ROW segment, Enerflex focuses primarily on long-term growth opportunities in the Middle East and Latin America through energy infrastructure ownership.

•	Energy Infrastructure: Enerflex targets long-term BOOM solutions and other infrastructure leases of varying size and scope, as these projects support Enerflex's strategy to grow recurring revenues.

•	Service: Enerflex leverages its large Energy Infrastructure and Engineered Systems footprint to grow its after-market service capabilities.

•

Engineered Systems: Enerflex delivers electric power solutions to meet the rising need for reliable power, and engineers, designs, and manufactures compression and processing solutions which require construction and installation support at site.

Canada

In the Canada segment, Enerflex continues to evaluate opportunities to expand its market share in the natural gas sector, particularly in liquids-rich reservoirs, and to support the development of natural gas resources for a future LNG industry. In addition, the Company has looked to build on its successes in the electric power market to meet increasing demand for natural gas-fired power generation.

•	Energy Infrastructure: Enerflex concentrates on reciprocating and rotary screw natural gas compression packages, and electric power equipment rentals.

•	Service: Enerflex prioritizes securing long-term service and maintenance contracts with customers to grow the region’s recurring revenue profile.

•

Engineered Systems: In addition to offering extensive compression and processing solutions, Enerflex looks to expand its electric power offerings to meet the strong local demand for natural gas-fired power generation, as well as providing carbon capture solutions.

Enerflex will continue diversifying its revenue streams from multiple markets, growing its backlog, and ensuring strong profit margins through diligent cost control efforts.

14	Enerflex Ltd. | 2022 Quarterly Report

NON-IFRS MEASURES

The success of the Company and its business unit strategies is measured using a number of key performance indicators, some of which do not have a standardized meaning as prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include Engineered Systems bookings and backlog, recurring revenue, EBITDA, net debt to EBITDA ratio, and ROCE, and should not be considered as an alternative to net earnings or any other measure of performance under IFRS. The reconciliation of these non-IFRS measures to the most directly comparable measure calculated in accordance with IFRS is provided below where appropriate. Engineered Systems bookings and backlog do not have a directly comparable IFRS measure.

		Three months ended September 30,		Nine months ended September 30,
($ Canadian thousands)	2022	2021	2022	2021
EBITDA
EBIT	$(24,070)	$9,963	$3,937	$34,542
Depreciation and amortization	21,695	21,993	65,643	64,454

EBITDA	$(2,375)	$31,956	$69,580	$98,996

Recurring Revenue
Service	$109,109	$88,356	$298,134	$236,522
Energy Infrastructure[1]	82,820	68,107	218,164	190,423

Total Recurring Revenue	$191,929	$156,463	$516,298	$426,945

ROCE
Trailing 12-month EBIT	$24,492	$65,415	$24,492	$65,415

Capital employed – beginning of period
Net debt[2]	$198,873	$240,434	$158,664	$294,036
Shareholders’ equity	1,378,897	1,362,297	1,353,754	1,396,695

	$1,577,770	$1,602,731	$1,512,418	$1,690,731
Capital employed – end of period
Net debt[2]	$169,626	$243,030	$169,626	$243,030
Shareholders’ equity	1,419,844	1,394,047	1,419,844	1,394,047

	$1,589,470	$1,637,077	$1,589,470	$1,637,077
Average capital employed[3]	$1,556,918	$1,639,860	$1,556,918	$1,639,860
Return on capital employed	1.6%	4.0%	1.6%	4.0%

[1]	Please refer to the “Adjusted EBITDA” section of the MD&A, which isolates the impacts of finance lease accounting.
[2]	Net debt is defined as short- and long-term debt less cash and cash equivalents.
[3]	Based on a trailing four-quarter average.

Management’s Discussion and Analysis | 2022 Quarterly Report	15

FINANCIAL POSITION

The following table outlines significant changes in the Statements of Financial Position as at September 30, 2022 compared to December 31, 2021:

	Increase
($ Canadian millions)	(Decrease)	Explanation
Current assets	$195.4	The increase in current assets is primarily due to significantly higher inventories and accounts receivable, work-in-progress related to finance leases and cash and cash equivalents from increased activity levels, as well as favourable impacts of foreign exchange.
Rental equipment	$37.1	Rental equipment increased primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar, as well as capital expenditures. The increases were offset by depreciation, disposals, and impairments.
Finance leases receivable	$34.9	The increase in the long-term portion of finance leases receivable is due to the recognition of a 10-year natural gas infrastructure project in the Middle East that began operations during the first quarter of 2022, along with the favourable impact of foreign exchange.
Goodwill	$(23.2)	The decrease in goodwill is due to the impairment in the Canada segment due to movements in interest rates, partially offset by favourable impacts of foreign exchange.
Current liabilities	$163.8	The increase in current liabilities is primarily due to significant increases in accounts payable and accrued liabilities, and deferred revenues, which is driven by increased activity levels.
Long-term debt	$31.1	The increase in long-term debt is primarily due to increased borrowings from the Bank Facility, and a strengthening U.S. dollar relative to the Canadian dollar, partially offset by net repayments on the Asset-Based Facility, and the amortization of deferred transaction costs.
Total shareholders’ equity	$66.1	Total shareholders’ equity increased primarily due to the $91.3 million impact on unrealized gains on the translation of foreign operations and foreign-denominated debt and $1.3 million of stock options, offset by net loss of $19.8 million and dividends of $6.7 million.

CAPITAL EXPENDITURES AND EXPENDITURES FOR FINANCE LEASES

Enerflex distinguishes capital expenditures on rental equipment as either growth or maintenance. Growth expenditures are intended to expand the Company’s rental fleet, while maintenance expenditures are necessary costs to continue utilizing existing rental equipment. The Company also incurred costs related to the construction of rental assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases, and once the project is completed and enters service, it is reclassified to COGS. Capital expenditures and expenditures for finance leases are shown in the table below:

		Three months ended September 30,		Nine months ended September 30,
($ Canadian thousands)	2022	2021	2022	2021
Additions to property, plant and equipment	$1,920	$1,104	$4,911	$3,849
Additions to rental equipment:
Growth	21,672	6,156	30,603	28,774
Maintenance	4,940	3,236	10,704	6,588

Total capital expenditures	$28,532	$10,496	$46,218	$39,211

Expenditures for finance leases	$19,073	$8,828	$60,017	$23,132
Total capital expenditures and expenditures for finance leases	$47,605	$19,324	$106,235	$62,343

16	Enerflex Ltd. | 2022 Quarterly Report

LIQUIDITY

The Company expects that cash flows from operations in 2022, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets. As at September 30, 2022, the Company held cash and cash equivalents of $198.8 million and had cash drawings of $86.3 million against the Bank and Asset-Based Facilities leaving it with access to $673.3 million for future drawings. The Company continues to meet the covenant requirements of its funded debt, including the Bank Facility, Asset-Based Facility, and the Company’s unsecured notes (“Notes”), with a bank-adjusted net debt to EBITDA ratio, excluding the non-recourse debt, of 1.03:1 compared to a maximum ratio of 3:1, and an interest coverage ratio of 10:1 compared to a minimum ratio of 3:1. The interest coverage ratio is calculated by dividing the trailing 12-month bank-adjusted EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe. At completion of the Transaction, the Company established a new debt capital structure. Please refer to the Subsequent Events section of this MD&A and Note 21 of the Financial Statements for additional details.

SUMMARIZED STATEMENTS OF CASH FLOW

		Three months ended September 30,		Nine months ended September 30,
		Restated[1]		Restated[1]
($ Canadian thousands)	2022	2021	2022	2021
Cash and cash equivalents, beginning of period	$147,078	$98,972	$172,758	$95,676
Cash provided by (used in):
Operating activities	37,713	11,477	36,098	84,444
Investing activities	5,792	(963)	(10,936)	(13,342)
Financing activities	(298)	(7,144)	(8,876)	(61,416)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	8,502	(69)	9,743	(3,089)

Cash and cash equivalents, end of period	$198,787	$102,273	$198,787	$102,273

[1]	Refer to note 20 of the Financial Statements for the details of this restatement.

Operating Activities

For the three months ended September 30, 2022, cash provided by operating activities is higher than the comparative period, primarily driven by improvement in the net change in working capital, and an improvement in net earnings when removing the non-cash impact of the goodwill impairment. For the nine months ended September 30, 2022, cash provided by operating activities was lower compared to the same period last year and was primarily the result of the net change in working capital and other, partially offset by the improvement in net earnings when removing the non-cash impact of goodwill impairment. Movements in the net change in working capital are explained in the “Financial Position” section of this MD&A.

Investing Activities

Cash provided by investing activities for the three months ended September 30, 2022 is higher when compared to the three months ended September 30, 2021. The increase is due to the higher proceeds received on the disposal of rental equipment, partially offset by increased investment in associates and joint ventures, and higher capital expenditures on rental equipment. For the nine months ended September 30, 2022, cash used in investing activities decreased from the prior year primarily due to the higher capital expenditures on rental equipment, and increased investment in associates and joint ventures, partially offset by higher proceeds on the disposal of rental equipment.

Financing Activities

For the three and nine months ended September 30, 2022, cash used in financing activities decreased primarily due to larger net proceeds from long-term debt, partially offset by deferred refinancing and Transaction-related costs incurred in the current year.

Management’s Discussion and Analysis | 2022 Quarterly Report	17

QUARTERLY SUMMARY

($ Canadian thousands, except per share amounts)	Revenue	Net earnings (loss)	Earnings (loss) per share – basic	Earnings (loss) per share – diluted
September 30, 2022	$392,813	$(32,808)	$(0.37)	$(0.37)
June 30, 2022	372,077	13,352	0.15	0.15
March 31, 2022	323,069	(369)	(0.00)	(0.00)
December 31, 2021	321,347	(32,707)	(0.36)	(0.36)
September 30, 2021	231,097	6,958	0.08	0.08
June 30, 2021	204,507	4,291	0.05	0.05
March 31, 2021	203,205	3,003	0.03	0.03
December 31, 2020	298,837	32,668	0.36	0.36
September 30, 2020	265,037	10,736	0.12	0.12
June 30, 2020	287,438	7,415	0.08	0.08
March 31, 2020	365,740	37,438	0.42	0.42
December 31, 2019	474,362	31,436	0.35	0.35
September 30, 2019	544,284	63,074	0.71	0.70

CAPITAL RESOURCES

On October 31, 2022, Enerflex had 123,694,020 shares outstanding. Enerflex has not established a formal dividend policy and the Board anticipates setting the quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to the third quarter of 2022, the Company declared a quarterly dividend of $0.025 per share.

At September 30, 2022, the Company had combined drawings $86.3 million against the Bank and Asset-Based Facilities (December 31, 2021 – $67.9 million). The weighted average interest rate on the Bank and Asset-Based Facilities at September 30, 2022 was 3.3 percent and 4.7 percent (December 31, 2021 – 2.1 percent and 3.0 percent).

The composition of the borrowings on the Bank Facility, Asset-Based Facility, and the Company’s Notes was as follows:

	September 30,	December 31,
($ Canadian thousands)	2022	2021
Drawings on the Bank Facility	$64,040	$30,522
Drawings on the Asset-Based Facility	22,268	37,411
Notes due December 15, 2024	158,924	148,119
Notes due December 15, 2027	125,949	118,746
Deferred transaction costs	(2,768)	(3,376)

	$368,413	$331,422

Current portion of long-term debt	$5,904	$—
Non-current portion of long-term debt	362,509	331,422

	$368,413	$331,422

On October 13, 2022, upon closing of the Transaction, Enerflex fully repaid the existing Enerflex and Exterran Notes and Revolving Credit Facilities.

18	Enerflex Ltd. | 2022 Quarterly Report

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer, together with other members of Management, evaluate the effectiveness of the Company’s DC&P and ICFR using the internal control integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this review, the Company has concluded that its DC&P and ICFR was not effective for the three and nine months ended September 30, 2021, due to a material weakness as described below. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management identified a material weakness in design and operation of the control over review of financial statement presentation and disclosure, which led to the amendment and restatement of its unaudited Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2021. This deficiency was due to reliance on system automation to correctly classify and present amounts in the financial statements and insufficient precision of financial statement review controls to have identified a material misstatement in the financial statements. Due to this material weakness, certain financial statement presentation was incorrect, which included the misclassification of certain cash flows, and non-cash items being reflected as transfers between Operating, Investing, and Financing cash flows. The Statements of Cash Flows and related disclosures have been adjusted for this misclassification and these non-cash transfers.

The Company has taken and will continue to take a number of actions to remediate this material weakness. During the second quarter of 2022, the Company developed and implemented a remediation plan to address this material weakness that identifies areas where enhanced precision will help detect and prevent material misstatements. This remediation plan includes, but is not limited to:

•	a new reconciliation process that identifies any new transactions being reflected in the Statement of Cash Flows;

•	a robust review methodology for complex and non-normal course transactions which includes all aspects of presentation and disclosure;

•	a proof to ensure that non-cash transfers are no longer reflected within the Statement of Cash Flows; and

•	plans to use outside resources to enhance the business process documentation.

Certain remedial measures were undertaken in the second quarter of 2022 that resulted in an effective control design over the Company’s reliance on system automation to correctly classify and prepare the Statements of Cash Flows. However, Management is unable to conclude that these controls are operationally effective until a sufficient number of periods have passed. Although the Company can give no assurance that the above actions will remediate this material weakness in internal controls or that additional material weaknesses in our ICFR will not be identified in the future, Management believes the foregoing efforts will effectively remediate the identified material weakness. Management will take additional remedial actions as necessary as they continue to evaluate and work to improve the Company’s ICFR environment.

Outside of the material weakness noted above, there have been no significant changes in the design of the Company’s ICFR during the three and nine months ended September 30, 2022, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

While the Officers of the Company have designed the Company’s DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Discussion and Analysis | 2022 Quarterly Report	19

SUBSEQUENT EVENTS

Exterran Acquisition

On January 24, 2022, the Company announced the proposed acquisition (the “Transaction”) of Exterran Corporation (“Exterran”) in which Enerflex would acquire Exterran by issuing 1.021 common shares of Enerflex for each share of Exterran common stock held. The Transaction was completed on October 13, 2022. Enerflex’s common shares continue to trade on the Toronto Stock Exchange (“TSX”) under the symbol “EFX”, and the Company has commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “EFXT”. To complete the Transaction, the Company issued 34,013,055 Enerflex common shares with a fair value of $213.9 million, based on the October 12, 2022, closing share price of $6.29, as reported on the TSX.

Concurrent with the closing of the acquisition, Enerflex successfully closed its previously announced private offering (the “Offering”) of $625 million USD aggregate principal amount of 9.00 percent senior secured notes due 2027 (the “Notes”). Enerflex has used the net proceeds of approximately $578 million USD of the Offering, together with its $150 million USD three-year secured term loan facility, an initial draw under its $700 million USD three-year secured revolving credit facility (the “Revolving Credit Facility”), and cash on hand, to fully repay the existing Enerflex and Exterran Notes, Bank Facility and Asset-Based Facility, and put in place a new debt capital structure. The balance of the Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes, as required, and will provide significant liquidity for Enerflex. The Company is subject to covenants under its new structure, all calculated on a rolling four-quarter basis:

•	Senior secured net funded debt to EBITDA ratio not to exceed 2.5:1 for each quarter end;

•	Net funded debt to EBITDA ratio note to exceed 4.5:1 at each quarter end up to September 30, 2023, where the ratio will be adjusted to a maximum of 4.0:1 for each quarter after September 30, 2023; and

•	Interest coverage ratio for each quarter end not to be less than 2.5:1

The Transaction will be accounted for using the acquisition method pursuant to IFRS 3 “Business Combinations”. Under the acquisition method, assets and liabilities are measured at their estimated fair value on the date of acquisition. The total consideration will be allocated to the tangible and intangible assets acquired and liabilities assumed, with any excess recorded as goodwill.

The Company will begin consolidating the operating results, cash flows and net assets of Exterran from October 13, 2022 onwards. The purchase price allocation associated with the Transaction is based on Management’s best estimate of fair value. At this time, the purchase price allocation has not been finalized as the Company is still assessing the fair values of identifiable assets and assumed liabilities. The preliminary purchase price allocation will be determined and disclosed during the fourth quarter of 2022.

Dividends

Subsequent to September 30, 2022, Enerflex declared a quarterly dividend of $0.025 per share, payable on January 12, 2023, to shareholders of record on November 24, 2022. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

20	Enerflex Ltd. | 2022 Quarterly Report

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex, Exterran, or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable” and similar expressions are intended to identify forward-looking information. In particular, this MD&A includes (without limitation) forward-looking information pertaining to: the anticipated financial performance of the combined entity, including its expected gross margin; the intended use by Enerflex of the net proceeds from the Offering, the three-year secured term loan facility, the initial draw under the Revolving Credit Facility, and cash on hand; the expectation that the investment by Enerflex towards construction of a natural gas infrastructure asset that was awarded in the fourth quarter of 2021, will be accounted for as a finance lease; the expected reporting segments of the combined company; the expected cost savings and synergies of the combined company to be achieved as a result of the Transaction and the timing to realize such cost savings and synergies; anticipated shareholder value; expected accretion to adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess cash flow beginning in 2023; future capital expenditures, including the amount and nature thereof; Engineered Systems bookings and backlog; crude oil and natural gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain crude oil and natural gas markets; business prospects and strategy; expansion and growth of the business and operations, including position in the Energy Services markets; expectations regarding future dividends; implications of changes in government regulation, laws and income taxes; environmental, social, and governance matters; the disclosures provided in the section titled “Outlook” and “Outlook by Segment” and the remediation plan and the effectiveness of the actions taken pursuant to the remediation plan to remediate the identified material weakness.

This forward-looking information is based on assumptions, estimates and analysis made by Enerflex and its perception of trends, current conditions and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction. All forward-looking information in this MD&A, primarily in the Outlook and Enerflex Strategy sections, is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: receipt of all necessary regulatory and/or competition approvals on a post-closing basis on terms acceptable to Enerflex; the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment; interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for oil and gas, and the related infrastructure including new environmental, taxation and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of Management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form (“AIF”) and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s MD&A and Exterran’s Form 10-Q, each for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex and the combined entity’s prospective financial performance, financial position, or cash flows, including annual run-rate synergies, adjusted EBITDA, capital expenditures, total expenditures, gross margin and bank-adjusted net debt to EBITDA ratio, all of which is subject to

Management’s Discussion and Analysis | 2022 Quarterly Report	21

the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may provide to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Enerflex, Exterran or the combined entity’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex and Exterran have included FOFI in this MD&A in order to provide readers with a more complete perspective on the combined entity’s future operations and Management’s current expectations regarding the combined entity’s future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The forward-looking information and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this MD&A is made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

22	Enerflex Ltd. | 2022 Quarterly Report